April 23, 2018

Megan Miller

Lauren Hamilton

Securities and Exchange Commission

3 World Financial Center

New York, NY 10281

Re:	The funds listed on Schedule A hereto (the “Funds”), each a series of either MML Series Investment Fund (File No. 811-02224) or MML Series Investment Fund II (File No. 811-21714) (each a “Trust” and together the “Trusts”)

Dear Ms. Miller and Ms. Hamilton:

Below is a summary of the oral comments you provided to me on March 23, 2018 in connection with the review by the staff of the Securities and Exchange Commission (the “Staff”) of (1) the annual reports to shareholders of the Funds for the fiscal year ended December 31, 2017 filed on Form N-CSR (the “Annual Reports”) and (2) in connection with the review of the Annual Reports, the prospectuses of the Funds dated May 1, 2017 filed on Form N-1A (the “Prospectuses”), together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report or Prospectus.

Comments

1)	Comment: For the MML Inflation-Protected and Income Fund please explain how the disclosure of swaps meets the requirements of footnote 7 to Section 12-13C of Regulation S-X.

Response: Footnote 7 to Section 12-13C of Regulation S-X requires that the columns for “upfront payments/receipts” and “unrealized appreciation/depreciation” be totaled and agree with the total of correlative amount(s) shown on the related balance sheet. Consistent with this requirement, the MML Inflation-Protected and Income Fund has totaled all columns and discloses total gross value (sum of upfront payments/receipts and unrealized appreciation/depreciation) on the balance sheet.

The total value of all Credit Default Swaps – Sell Protection and Interest Rate Swaps with a positive value – sums to $317,357, which agrees to the Open swap agreements at value (asset) in the statement of assets and liabilities; and the total value of all Credit Default Swaps – Sell Protection and Interest Rate Swaps with a negative value – sums to $553,984, which agrees to the Open swap agreements at value (liabilities) in the statement of assets and liabilities.

2)	Comment: Please confirm the MML Inflation-Protected and Income Fund, MML High Yield Fund, and MML Short-Duration Bond Fund have complied with the return of capital requirements of Rule 19a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The MML Inflation-Protected and Income Fund, MML High Yield Fund, and MML Short-Duration Bond Fund have complied with the requirements of Rule 19a-1. At the time the 2017 excise tax distribution amounts were determined and paid for each of the Funds, the distribution amounts were expected, based on reasonable estimates, to be comprised solely of net income, and were not expected to result in a return of capital to shareholders. As a result, the Funds did not prepare and mail a written statement pursuant to Rule 19a-1. During the preparation of the Funds’ financial statements for the period ended December 31, 2017, the Funds’ sub-administrator subsequently identified an error in the Funds’ calculations of net income, which resulted in a return of capital for each of the Funds for the period. As required by Rule 19a-1, the Funds corrected the error by disclosing the return of capital in the annual report for the period ended December 31, 2017, the first report to stockholders following discovery of the error. In addition, a Form 8937 (Report of Organizational Actions Affecting Basis of Securities) was filed on behalf of the Funds with the Department of Treasury IRS, indicating that each of the Funds paid non-taxable return of capital distributions to its shareholders.

3)	Comment: In future filings please disclose that the Funds follow the accounting and reporting requirements for investment companies in ASC 946-10-50-1.

Response: The following additional language will be added to the Significant Accounting Policies in the notes to the financial statements going forward:

[The/Each] Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946 Financial Services – Investment Companies.

4)	Comment: The Staff noted that the Funds have trades pursuant to Rule 17a-7 under the 1940 Act and have not disclosed the quantitative information regarding these transactions. Please update future filings to include this information.

Response: As requested, the Funds will include quantitative disclosure related to Rule 17a-7 transactions in future filings.

5)	Comment: The Staff noted that the MML International Equity Fund disclosed non-cash income of approximately 12% in its Statement of Operations. Please explain the nature of this income in correspondence. Please also refer to the guidance in Section 6-07.1 of Regulation S-X and update future filings accordingly.

Response: The disclosure of non-cash income for the MML International Equity Fund represents dividend reinvestments for five equity securities. These dividends were deemed to be non-cash income and were disclosed separately as they exceeded the 5% threshold.

Going forward, additional disclosure will be included to address non-cash income.

6)	Comment: The Staff noted that a Fund’s prospectus should include sector risk if it has a significant amount invested in a single sector (i.e., greater than 25%). Please confirm that such disclosure will be included in the Funds’ next prospectus update as applicable.

Response: The Funds do not have a principal investment policy of investing in a specific sector or sectors. While we believe that our current disclosure adequately describes the principal investment risks of the Funds, we will add sector risk to the Funds’ prospectuses, as applicable, in certain Funds’ next prospectus update to account for the possibility that a Fund’s holdings may be concentrated in a sector or small number of sectors from time to time as a result of the implementation of its investment strategy.

7)	Comment: Please include all disclosures for restricted securities required by footnote 8 of Section 12-12 of Regulation S-X.

Response: As a manager of managers, we rely on each subadviser to identify restricted securities for financial statement reporting purposes. We believe all securities deemed restricted by the subadvisers have been flagged accordingly and that the required disclosures - (1) acquired cost, (2) acquisition date, (3) market value, and (4) aggregate value of the percentage of restricted securities at a Fund level - are included within the financial statements. As noted within the financial statements, restricted securities represent less than 1.0% of each individual Fund’s net assets. Going forward, we would consider tabular disclosure to include carrying value per unit, and individual securities’ value as a percentage of net asset assets, in the event that the amount of restricted securities as a percentage of a Fund becomes significant.

8)

Comment: The Staff noted that the MML American Funds® Growth Fund and MML American Funds® International Fund are organized as feeder funds but do not include the financial statements of the master funds. Please explain the accounting policy for the presentation of the financial statements for these Funds as they appear to have a fund of funds presentation, whereas the prospectus Fee Table for these Funds has a master/feeder presentation.

Response: The MML American Funds Growth Fund and MML American Funds International Fund are considered feeder funds due to the fact that they each invest, respectively, in only one fund. Each master fund is an open-end, diversified management investment company. Considering that the master funds are not partnerships, the presentation in the financial statements follows a fund of funds presentation consistent with the Funds’ structure. Since the Funds’ inception in 2008, the ownership in each master fund has been less than 0.75%, and therefore immaterial to each master fund as a whole, such that a consolidated presentation in the financial statements is not deemed necessary.

Separately, the Registrant notes that the financial statements of the master funds are mailed in conjunction with the financial statements of the MML American Funds Growth Fund and MML American Funds International Fund. In addition, the notes to the financial statements point shareholders where to locate the master funds’ financial statements by stating the following: “The SEC file number for the American Funds Insurance Series is 811-03857. Additional information related to the Master Funds’ and American Underlying Funds’ financial reports can be located on the SEC’s EDGAR database on its website at http://www.sec.gov.”

9)	Comment: Please re-file the N-CSR for the MML Series Investment Fund to include the audited financial statements of the master funds in which the MML American Funds Growth Fund and MML American Funds International Fund are invested and ensure that the certifications included in the filing are updated accordingly.

Response: The Registrant respectfully declines to refile the N-CSR for the MML Series Investment Fund to include the audited financial statements of the master funds in which the MML American Funds Growth Fund and MML American Funds International Fund invest. The Registrant acknowledges the Staff’s position in the November 7, 1997 Dear CFO Letter that “[w]hen a top tier fund has a significant amount of its portfolio invested in a single underlying fund. . ., registrants should consider providing additional financial information to shareholders” and that, as an example, the “top tier fund should consider accompanying its financial statements with those of the underlying fund.” The Registrant confirms that the Statement of Additional Information for the MML American Funds Growth Fund and the MML American Funds International Fund provides contact information for shareholders to obtain a copy of the statement of additional information for the relevant master fund from MML Investment

Advisers, LLC. The Registrant notes that the Annual Reports of the MML American Funds Growth Fund and the MML American Funds International Fund state that the financial statements of the Funds should be read in conjunction with the financial statements of the corresponding master fund and that the Registrant distributes the master funds’ financial statements to shareholders. The Annual Reports also state that the master funds’ financial statements are publicly available on the SEC’s website. Additionally, the Registrant notes that it provides certain financial information to shareholders through the presentation of certain information (e.g., investment concentration) on a look-through basis and presentation of additional selected information about the master funds (e.g., indirect investment risks, valuation methodologies and levels, expenses, and portfolio turnover) in the Annual Reports. The Registrant respectfully notes that it is not aware of a rule or requirement to file the audited financial statements of the master funds in which the MML American Funds Growth Fund and the MML American Funds International Fund invest. The Registrant also notes the challenges for the Funds’ officers to certify as to a third-party’s controls and preparation for the financial statements of the master funds, given that they are advised by an unaffiliated investment adviser. In view of the foregoing, the Registrant respectfully declines to refile the N-CSR to include the audited financial statements of the master funds.

10)	Comment: Please explain whether the fees waived under an expense limitation agreement are subject to recoupment. If the fees are subject to recoupment, confirm that the recoupment is limited to three years from the time the expenses are waived or incurred and disclose the amounts by year.

Response: The Registrant confirms that there is no recoupment right to the fees waived or expenses reimbursed under the expense limitation agreement.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund and MML Series Investment Fund II

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company

SCHEDULE A

MML Series Investment Fund

MML Aggressive Allocation Fund

MML American Funds Growth Fund

MML American Funds International Fund

MML American Funds Core Allocation Fund

MML Balanced Allocation Fund

MML Blue Chip Growth Fund

MML Conservative Allocation Fund

MML Equity Income Fund

MML Equity Index Fund

MML Focused Equity Fund

MML Foreign Fund

MML Fundamental Growth Fund

MML Fundamental Value Fund

MML Global Fund

MML Growth Allocation Fund

MML Growth & Income Fund

MML Income & Growth Fund

MML International Equity Fund

MML Large Cap Growth Fund

MML Managed Volatility Fund

MML Mid Cap Growth Fund

MML Mid Cap Value Fund

MML Moderate Allocation Fund

MML Small Cap Growth Equity Fund

MML Small Company Value Fund

MML Small/Mid Cap Value Fund

MML Total Return Bond Fund

MML Series Investment Fund II

MML Asset Momentum Fund

MML Blend Fund

MML Dynamic Bond Fund

MML Equity Fund

MML Equity Rotation Fund

MML High Yield Fund

MML Inflation-Protected and Income Fund

MML Managed Bond Fund

MML Short-Duration Bond Fund

MML Small Cap Equity Fund

MML Special Situations Fund

MML Strategic Emerging Markets Fund

MML U.S. Government Money Market Fund